UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:  _____       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_______

Registrant

_____”Taryn Downing”__________

Taryn Downing (Corporate Secretary)

_____January 26, 2005____________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

December 7, 2004

Item 3: Press Release

A Press release dated and issued December 7, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold Ventures Limited announces $1,300,000 Non-Brokered Flow-Through Financing.

Item 5: Full Description of Material Change

Vancouver, BC - Freegold Ventures Limited (TSX: ITF)  (the "Company") is pleased to announce a non-brokered flow-through private placement of up to 3,250,000 units for gross proceeds of up to $1,300,000. Each unit will consist of one flow-through common share in the capital of the Company at a purchase price of $0.40 and one half of one non-transferable, non-flow-through share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.50 per Warrant Share.

A finder’s fee of up to 7% may be paid in cash or shares.  In addition, member firms whose participation exceeds $125,000 may receive an additional 10% warrant at a purchase price of $0.50 for a period of twelve months.

The foregoing is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___December 8, 2004___________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Freegold Ventures Limited

For Immediate Release

NEWS RELEASE

December 7, 2004

Toronto Stock Exchange : ITF

OTC BB : FGOVF

       Website: www.freegoldventures.com

NON-BROKERED $1,300,000 FLOW-THROUGH FINANCING

Vancouver, BC - Freegold Ventures Limited (TSX: ITF)  (the "Company") is pleased to announce a non-brokered flow-through private placement of up to 3,250,000 units for gross proceeds of up to $1,300,000. Each unit will consist of one flow-through common share in the capital of the Company at a purchase price of $0.40 and one half of one non-transferable, non-flow-through share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.50 per Warrant Share.

A finder’s fee of up to 7% may be paid in cash or shares.  In addition, member firms whose participation exceeds $125,000 may receive an additional 10% warrant at a purchase price of $0.50 for a period of twelve months.

The foregoing is subject to regulatory approval.

About Freegold Ventures Limited

Freegold is a gold exploration company.  Freegold holds the Golden Summit Project, an advanced stage exploration gold project northeast of Fairbanks, Alaska.  Golden Summit lies 5 miles north of the current producing Fort Knox Mine, Alaska's largest gold producer. Freegold is the Project Operator.  Freegold also holds the Rob Project in the highly prospective Tintina Gold Belt in the Fairbanks Mining District.  The Tintina gold belt has emerged as one of North America's most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits.  Freegold has recently entered into an option/joint venture on the Rainbow Hill Gold Project, Alaska. In addition to its Alaskan gold projects Freegold holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world's third largest primary underground producer of platinum group metals and the Grew Creek Gold Project, Yukon Territory, where a $500,000 diamond drill program is in progress. The program is 100% funded by Freegold.

On behalf of the Board of Directors

Harry Barr, Chairman

For further information please contact:

Investor Relations: 1.800.667.1870

Facsimile: 604.685.8045

2303 West 41st Avenue

Vancouver, BC,V6M 2A3

The Toronto Stock Exchange has neither approved nor disapproved  the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

December 8, 2004

Item 3: Press Release

A Press release dated and issued December 8, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold Ventures Limited announces a $250,000 increase to the $1,300,000 Non-Brokered Flow-Through Financing.

Item 5: Full Description of Material Change

Vancouver, BC - Freegold Ventures Limited (TSX: ITF) (the “Company”) Further to the Company’s news release announced December 7, 2004 regarding a non-brokered flow-through private placement of 3,250,000 units for total proceeds of $1,300,000, the Company wishes to increase the financing of the non-brokered flow-through private placement to 3,875,000 units for total proceeds of $1,550,000 subject to regulatory approval.  Each unit will consist of one flow-through common share in the capital of the Company at a purchase price of $0.40 and one half of one non-transferable, non-flow-through share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.50 per Warrant Share.  All other information from the news release dated December 7, 2004 remains the same.

A finder’s fee of up to 7% may be paid in cash or shares.  In addition, member firms whose participation exceeds $125,000 may receive an additional 10% warrant at a purchase price of $0.50 for a period of twelve months.

The foregoing is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___December 8, 2004___________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Freegold Ventures Limited

For Immediate Release

NEWS RELEASE

December 8, 2004

Toronto Stock Exchange : ITF

OTC BB : FGOVF

       Website: www.freegoldventures.com

NON-BROKERED FLOW-THROUGH FINANCING INCREASE BY $250,000

Vancouver, BC - Freegold Ventures Limited (TSX: ITF) (the “Company”) Further to the Company’s news release announced December 7, 2004 regarding a non-brokered flow-through private placement of 3,250,000 units for total proceeds of $1,300,000, the Company wishes to increase the financing of the non-brokered flow-through private placement to 3,875,000 units for total proceeds of $1,550,000 subject to regulatory approval.  Each unit will consist of one flow-through common share in the capital of the Company at a purchase price of $0.40 and one half of one non-transferable, non-flow-through share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.50 per Warrant Share.  All other information from the news release dated December 7, 2004 remains the same.

A finder’s fee of up to 7% may be paid in cash or shares.  In addition, member firms whose participation exceeds $125,000 may receive an additional 10% warrant at a purchase price of $0.50 for a period of twelve months.

The foregoing is subject to regulatory approval.

On behalf of the Board of Directors

Harry Barr, Chairman

For further information please contact:

Investor Relations: 1.800.667.1870

Facsimile: 604.685.8045

2303 West 41st Avenue

Vancouver, BC,V6M 2A3

The Toronto Stock Exchange has neither approved nor  disapproved  the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

December 13, 2004

Item 3: Press Release

A Press release dated and issued December 13, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Drilling Confirms Tolovana High Grade Intersects 5 feet of 19.15 g/t Gold, Tolovana area Golden Summit Project, Fairbanks Alaska.

Item 5: Full Description of Material Change

Vancouver, BC (December 13th, 2004) Freegold Ventures Limited (Freegold) is pleased to announce initial results from the 2004 Phase 2 exploration drill program on the Tolovana Prospect at the Golden Summit project in the Fairbanks District, Alaska. The Golden Summit project is a joint venture with Meridian Gold Company. The program consisted of 3,584 feet of diamond core drilling completed in November that was designed to follow up 1,760 feet of trenching and sampling completed during August 2004.

The weighted average geochemical results from portions of holes TLD0401 and TLD0402 from the eastern end of the drilling have been received and are summarized below. These are the results of the first two holes of a seven hole program. Please note certain portions of the drill holes will be analyzed at a later date.

Hole #	From_ft	To_ft	Interval_ft	Au_gpt	Au_opt	Rock Unit
TLD0401	236	251	15	2.94	0.086	Ser qtzt
TLD0401	281	286	5	2.91	0.085	Eclogite?, Qtz vein
TLD0401	301	306	5	19.15	0.559	Eclogite
TLD0401	319.5	330	10.5	2.71	0.079	Qtz vein
including	319.5	321.5	2	5.46	0.159	Qtz vein
TLD0401	472.5	473.5	1	17.85	0.521	Qtz vein, Ser qtzt
TLD0402	198	199	1	7.58	0.221	Ser qtzt
TLD0402	215	216	1	4.32	0.126	Micaceous qtzt
TLD0402	293.5	303	9.5	1.40	0.041	Breccia
TLD0402	331	336	5	2.16	0.063	Micaceous qtzt
TLD0402	367.5	381	13.5	1.78	0.052	Massive sulfide
TLD0402	411	415.5	4.5	10.62	0.310	Micaceous qtzt
including	414.5	415.5	1	43.30	1.263	Qtz vein
TLD0402	475	479	4	3.73	0.109	Ser qtzt

The 7-hole Phase 1 drill program covered targets along a 550-meter strike length of the Tolovana prospect. Three holes were designed to target a series of vein and breccia-hosted gold targets exposed in trenches excavated and sampled in August.  In addition, two additional holes were designed to evaluate previously encountered reverse circulation drilling results from intrusive rocks of the Dolphin stock which returned 50.7 grams per tonne gold over 10 feet and to target the previously undrilled and untrenched western extension of the Tolovana vein where no recent work has been conducted but where high grade gold-bearing veins were mined from the Parenteau adit in the early 1930’s.

Gold mineralization in hole TLD0401 occurred in sericitically altered metasediments of the Fairbanks Schist and within quartz stockwork veins in garnet and biotite-rich schists tentatively correlative with upper plate rocks of the Chatanika Terrane.  Gold was associated with south-dipping quartz-veins and poly-phase vein breccias containing elevated arsenic and sporadic anomalous lead, antimony and tungsten. Elevated gold mineralization in hole TLD0402 also was hosted in sericitically altered Fairbanks Schist and in garnet and biotite-rich rocks of the Chatanika Terrane.  Good correlation was observed between mineralized zones mapped and sampled in trenches and those noted in core holes however, drill holes contained mineralization that projects to the surface outside of areas trenched in 2004.

The mineralized Chatanika Terrane eclogite(?) unit intercepted in hole TLD0401 (5 feet grading 19.15 gpt) is correlative with Chatanika Terrane eclogite and biotite schist mapped in the Zeba trench to the north and suggests the Chatanika Terrane on the Tolovana prospect is structurally bounded and dips 25-35 degrees to the south.  Prior to the 2004 work at Tolovana, the Chatanika Terrane was not known to exist in this part of the Golden Summit project. The nearby True North open pit gold mine currently being mined by Kinross Gold also is hosted in flat-lying rocks of the Chatanika Terrane suggesting that similar potential may exist on the Tolovana prospect.

Assays are pending on 5 additional holes that cover over 90% of the strike length of the Tolovana prospect that was drill tested in this current drill program.  These holes also contain numerous metasediment-hosted quartz veins and quartz breccia zones similar to those mapped in holes TLD0401 and 02 as well as stock-work quartz veins hosted in intrusive rocks of the Dolphin stock.  Additional analytical results will be released as they become available.

Area C
100% Freegold
Freegold Ventures
Golden Summit Project
True North
Kinross Gold
+2 Million oz
Elliot Highway
0 3
miles
Area D
100% Freegold
Gil
Kinross Gold
433,000 oz
Fox
To Fairbanks
Steese Highway
Kinross Gold
Fort Knox Mine
7.5 Million oz
JV WITH
MERIDIAN
GOLD INC
Areas A+B

All 2004 geochemical samples were analyzed by ALS Chemex for gold via fire assay techniques plus a multi-element suite via ICP methods with four-acid digestion. Standards and blanks submitted with core and reconnaissance samples suggest no unusual or spurious geochemical results.  The qualified person responsible for this news release is Curt Freemen, M.Sc. P. Geo.

ABOUT GOLDEN SUMMIT

The current Golden Summit Project which covers more than 18,000 acres has been divided into 3 project areas: "Areas A, B and C." Meridian may earn up to a 70% interest in areas A and B, by funding and placing a project into Commercial Production. Freegold is the Project Operator. Area C contains the HiYu Mine, the second largest historic high grade producer in the district. Freegold intends to carry out an aggressive exploration program on the area in 2005.

Highlights:

  50% earn in US $5 Million in Exploration Expenditures over 4 years

  Cash Payments of US $390,000 over 4 years

  $300,000 in Private Placements by Meridian

  60% earn in Completing an independent bankable Feasibility Study .If the Feasibility Study identifies reserves in excess of 500,000 ounces gold. Meridian will pay US$1.00 to Freegold for every ounce identified

  70% earn in Meridian arranging all Financing and placing the project into Commercial Production

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___December 13, 2004___________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Freegold Ventures Limited

For Immediate Release

NEWS RELEASE

December 13th, 2004

Toronto Stock Exchange : ITF

OTC BB : FGOVF

DRILLING CONFIRMS TOLOVANA HIGH GRADE

INTERSECTS 5 FEET OF 19.15 G/T GOLD (0.55OPT), TOLOVANA AREA

GOLDEN SUMMIT PROJECT, FAIRBANKS, ALASKA

Vancouver, BC (December 13th, 2004) Freegold Ventures Limited (Freegold) is pleased to announce initial results from the 2004 Phase 2 exploration drill program on the Tolovana Prospect at the Golden Summit project in the Fairbanks District, Alaska. The Golden Summit project is a joint venture with Meridian Gold Company. The program consisted of 3,584 feet of diamond core drilling completed in November that was designed to follow up 1,760 feet of trenching and sampling completed during August 2004.

The weighted average geochemical results from portions of holes TLD0401 and TLD0402 from the eastern end of the drilling have been received and are summarized below. These are the results of the first two holes of a seven hole program. Please note certain portions of the drill holes will be analyzed at a later date.

Hole #	From_ft	To_ft	Interval_ft	Au_gpt	Au_opt	Rock Unit
TLD0401	236	251	15	2.94	0.086	Ser qtzt
TLD0401	281	286	5	2.91	0.085	Eclogite?, Qtz vein
TLD0401	301	306	5	19.15	0.559	Eclogite
TLD0401	319.5	330	10.5	2.71	0.079	Qtz vein
including	319.5	321.5	2	5.46	0.159	Qtz vein
TLD0401	472.5	473.5	1	17.85	0.521	Qtz vein, Ser qtzt

TLD0402	198	199	1	7.58	0.221	Ser qtzt

TLD0402	215	216	1	4.32	0.126	Micaceous qtzt
TLD0402	293.5	303	9.5	1.40	0.041	Breccia
TLD0402	331	336	5	2.16	0.063	Micaceous qtzt
TLD0402	367.5	381	13.5	1.78	0.052	Massive sulfide
TLD0402	411	415.5	4.5	10.62	0.310	Micaceous qtzt
including	414.5	415.5	1	43.30	1.263	Qtz vein
TLD0402	475	479	4	3.73	0.109	Ser qtzt

The 7-hole Phase 1 drill program covered targets along a 550-meter strike length of the Tolovana prospect. Three holes were designed to target a series of vein and breccia-hosted gold targets exposed in trenches excavated and sampled in August.  In addition, two additional holes were designed to evaluate previously encountered reverse circulation drilling results from intrusive rocks of the Dolphin stock which returned 50.7 grams per tonne gold over 10 feet and to target the previously undrilled and untrenched western extension of the Tolovana vein where no recent work has been conducted but where high grade gold-bearing veins were mined from the Parenteau adit in the early 1930’s.

Gold mineralization in hole TLD0401 occurred in sericitically altered metasediments of the Fairbanks Schist and within quartz stockwork veins in garnet and biotite-rich schists tentatively correlative with upper plate rocks of the Chatanika

___________________________________________________________________________________________________________

Freegold Ventures Limited

1

___________________________________________________________________________________________________________

Freegold Ventures Limited

Terrane.  Gold was associated with south-dipping quartz-veins and poly-phase vein breccias containing elevated arsenic and sporadic anomalous lead, antimony and tungsten. Elevated gold mineralization in hole TLD0402 also was hosted in sericitically altered Fairbanks Schist and in garnet and biotite-rich rocks of the Chatanika Terrane.  Good correlation was observed between mineralized zones mapped and sampled in trenches and those noted in core holes however, drill holes contained mineralization that projects to the surface outside of areas trenched in 2004.

The mineralized Chatanika Terrane eclogite(?) unit intercepted in hole TLD0401 (5 feet grading 19.15 gpt) is correlative with Chatanika Terrane eclogite and biotite schist mapped in the Zeba trench to the north and suggests the Chatanika Terrane on the Tolovana prospect is structurally bounded and dips 25-35 degrees to the south.  Prior to the 2004 work at Tolovana, the Chatanika Terrane was not known to exist in this part of the Golden Summit project. The nearby True North open pit gold mine currently being mined by Kinross Gold also is hosted in flat-lying rocks of the Chatanika Terrane suggesting that similar potential may exist on the Tolovana prospect.

Assays are pending on 5 additional holes that cover over 90% of the strike length of the Tolovana prospect that was drill tested in this current drill program.  These holes also contain numerous metasediment-hosted quartz veins and quartz breccia zones similar to those mapped in holes TLD0401 and 02 as well as stock-work quartz veins hosted in intrusive rocks of the Dolphin stock.  Additional analytical results will be released as they become available.

All 2004 geochemical samples were analyzed by ALS Chemex for gold via fire assay techniques plus a multi-element suite via ICP methods with four-acid digestion. Standards and blanks submitted with core and reconnaissance samples suggest no unusual or spurious geochemical results.  The qualified person responsible for this news release is Curt Freemen, M.Sc. P. Geo.

ABOUT GOLDEN SUMMIT

The current Golden Summit Project which covers more than 18,000 acres has been divided into 3 project areas: "Areas A, B and C." Meridian may earn up to a 70% interest in areas A and B, by funding and placing a project into Commercial Production. Freegold is the Project Operator. Area C contains the HiYu Mine, the second largest historic high grade producer in the district. Freegold intends to carry out an aggressive exploration program on the area in 2005.

Highlights:

  50% earn in US $5 Million in Exploration Expenditures over 4 years

  Cash Payments of US $390,000 over 4 years

  $300,000 in Private Placements by Meridian

  60% earn in Completing an independent bankable Feasibility Study .If the Feasibility Study identifies reserves in excess of 500,000 ounces gold. Meridian will pay US$1.00 to Freegold for every ounce identified

  70% earn in Meridian arranging all Financing and placing the project into Commercial Production

___________________________________________________________________________________________________________

Freegold Ventures Limited

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company. In addition to the Golden Summit Project, an advanced stage exploration gold project northeast of Fairbanks, Alaska. Golden Summit lies 5 miles north of the current producing Fort Knox Mine, Alaska's largest gold producer. Freegold also holds the Rob Project in the highly prospective Tintina Gold Belt in the Goodpaster Mining District. The Tintina gold belt has emerged as one of North America's most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits. Freegold is currently seeking joint venture partners to further explore the Rob Property. In addition Freegold has option/joint venture on the Rainbow Hill Gold Project, Alaska where a major drill program is slated for 2005. In addition to its Alaskan gold projects Freegold holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world's third largest primary underground producer of platinum. In 2004 a US $1.2 million exploration program was carried out, and in September 2004 the budget was increased to US $1.8 million. Final reporting is expected by the end of the first quarter 2005. Freegold is also actively exploring the Grew Creek Gold Project, Yukon Territory, where a $500,000 diamond drill program is in progress. The program is 100% funded by Freegold.  Results at Grew Creek have been very encouraging to date:  Highlights include: 2.25 gm/t gold over the 90.5 metre (297 ft) interval from 37.5 m to 128 metres in GC-04-225 including 17.5 m with an average grade of 6.79 gm/t gold. Within the interval strongly veined sections assayed 14.38 g/t gold over 2.0 metres (6.56 ft) and 17.77 g/t over 2.3 metres (7.55 ft). The reported intervals are not true width.

On behalf of the Board of Directors

Harry Barr, Chairman

For further information please contact:

Investor Relations: 1.800.667.1870

Facsimile: 604.685.8045

2303 West 41st Avenue

Vancouver, BC,V6M 2A3

The Toronto Stock Exchange has neither approved nor disapproved  the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission